

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 27, 2016

Vincent J. Galifi
Chief Financial Officer
Magna International, Inc.
337 Magna Drive
Aurora, Ontario, Canada L4G 7K1

      Re: Magna International, Inc.
              Form 40-F for Fiscal Year Ended December 31, 2015
              Filed March 29, 2016
              Form 6-K
              Filed March 3, 2016
              File No. 001-11444

Dear Mr. Galifi:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                 Sincerely,

                                 /s/ Lyn Shenk

                                 Lyn Shenk
                                 Branch Chief
                                 Office of Transportation and Leisure